Exhibit 12.1

ARAMARK AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(A)
(Unaudited)
(In thousands)

	Nine Months Ended June 30, 2017
Income Before Income Taxes	$365,363
Fixed charges, excluding capitalized interest	272,978
Undistributed earnings of less than 50% owned affiliates	(14,096)
Earnings, as adjusted	$624,245
Interest expense	$228,459
Portion of operating lease rentals representative of interest factor	43,899
Fixed charges	$272,358
Ratio of earnings to fixed charges	2.3	x

(A)
For the purpose of determining the ratio of earnings to fixed charges, earnings available for fixed charges include pretax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).